Advantest Corporation (FY2009 Q3)

FY2009 Third Quarter Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Period ended December 31, 2009)
(Unaudited)
January 28, 2010

Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Managing Executive Officer and
Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	February 5, 2010

(Rounded to the nearest million yen)
1. Consolidated Results of FY2009 Q3 (April 1, 2009 through December 31, 2009)
(1)	Consolidated Financial Results (Accumulated)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2009 Q3	31,656	(52.8)	(12,967)	－	(11,383)	－	(12,757)	－
FY2008 Q3	67,117	－	(15,545)	－	(17,977)	－	(10,701)	－

	Net income (loss) per share - basic		Net income (loss) per share - diluted

		Yen		Yen
FY2009 Q3	(71.38)		(71.38)
FY2008 Q3	(59.87)		(59.87)
(Note) As Advantest does not have noncontrolling interests, the adoption of Accounting Standards Codification 810-10 (formerly Statement of Financial Accounting Standards No. 160) does not have an impact on Advantest’s consolidated net loss during this period.

(2)  Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio		Net assets per share

		Million yen		Million yen		%		Yen
FY2009 Q3	185,147		147,503		79.7		825.32
FY2008	202,059		163,616		81.0		915.47

2. Dividends

	Dividend per share
(Record Date)	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2008	－	25.00	－	5.00	30.00
FY2009	－	5.00	－	N/A	N/A
FY2009 (forecast)	N/A	N/A	N/A	5.00	10.00
(Note) Revision of dividends forecast for this period: Yes
After comprehensive consideration of current conditions, Advantest revised the year-end dividends as above.

Advantest Corporation (FY2009 Q3)

3. Projected Results for FY2009 (April 1, 2009 through March 31, 2010)

	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2009	52,000	(32.2)	(13,000)	－	(11,500)	－	(13,500)	－

Net income (loss) per share

Yen
FY2009	(75.54)

(Note) Revision of earnings forecast for this period: Yes
Advantest did not report the earnings forecast for the fiscal year ending March 31, 2010 in late October of last year due to difficulty in forecasting trends in the demand for semiconductors and investment plans for semiconductor related capital expenditure.
At this time, Advantest is able to report the earnings forecast for the fiscal year ending March 31, 2010, taking into account trends in orders input received and other factors in the third quarter.  Such earnings forecast is reported above.

4. Others
(1)   Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Newly included  None; Excluded  1 (Company name: Advantest DI Corporation)
(Note) Please see “Business Results” 4. Others on page 6 for details.

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
(Note) Please see  “Business Results” 4. Others on page 6 for details.

(3)	Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements:
1)	Changes based on revisions of accounting standard: None
2)	Changes other than 1) above: None

(4)	Number of issued and outstanding stock (common stock):
1)	Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2009 Q3 199,566,770 shares; FY2008 199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal period:
FY2009 Q3 20,844,691 shares; FY2008 20,843,298 shares.
3)	Average number of outstanding stock for each period (cumulative term):
FY2009 Q3 178,722,701 shares; FY2008 Q3 178,725,171 shares.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2009 Q3)

【Business Results】

1. Analysis of Business Results
Consolidated Financial Results of FY2009 Q3 (October 1, 2009 through December 31, 2009)

			(in billion yen)
	Three months ended December 31, 2008	Three months ended December 31, 2009	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	8.9	18.7	110.4%
Net sales	14.6	12.9	(11.7%)
Operating income (loss)	(11.6)	(5.0)	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(13.1)	(5.0)	－
Net income (loss)	(7.8)	(5.7)	－

In the third quarter of FY2009, the global economy further advanced in the direction of recovery from the downturn triggered by the 2008 financial crisis, with China, India, and most of Asia continuing to post impressive growth.
The semiconductor industry also showed signs of recovery primarily driven by PC and consumer electronics demand. Nearly all chip-makers posted improved results and gradually resumed capital expenditures aimed at boosting productivity, which they had put on hold during the downturn. Correspondingly, demand for Advantest’s products trended robustly upwards, fueling continued sequential gains in sales and orders.
As a result of these developments, orders input received was (Y) 18.7 billion (a 110.4% increase in comparison to the corresponding period of the previous fiscal year, a 29.1% increase in comparison to the second quarter). Net sales were (Y) 12.9 billion (a 11.7% decrease in comparison to the corresponding period of the previous fiscal year, a 15.5% increase in comparison to the second quarter). The percentage of net sales to overseas customers was 76.7%, compared to 55.4% in the corresponding period of the previous fiscal year.
Although net sales have increased since the second quarter, they are still not at the level to reach profitability. Accordingly, Advantest recorded an operating loss of (Y) 5.0 billion and net loss of (Y) 5.7 billion.

Advantest Corporation (FY2009 Q3)

Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>

			(in billion yen)
	Three months ended December 31, 2008	Three months ended December 31, 2009	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	2.7	12.1	343.8%
Net sales	7.5	7.2	(4.9%)
Operating income (loss)	(9.7)	(3.6)	－

In the Semiconductor and Component Test Systems segment, primarily due to renewed capital expenditures from an increasing number of semiconductor manufacturers, orders have been increasing since the second quarter.
In the memory semiconductor test system, Advantest saw a growing number of inquiries for test systems used to manufacture DDR3 DRAM, the memory devices used in high-performance PCs.
In non-memory semiconductor test system, the same expectations around the high-end PC market contributed to continuing robust orders for MPU test systems. Demand for LCD driver IC test systems was also solid, reflecting the healthy LCD television market.
As a result of the above, orders input received was (Y) 12.1 billion (a 343.8% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 7.2 billion (a 4.9% decrease in comparison to the corresponding period of the previous fiscal year) and operating loss was (Y) 3.6 billion.

<Mechatronics System Segment>		(in billion yen)
	Three months ended December 31, 2008	Three months ended December 31, 2009	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	1.7	4.4	168.8%
Net sales	2.3	3.9	69.5%
Operating income (loss)	(1.5)	(0.7)	－

In the Mechatronics System segment, similar to test systems, orders and sales for test handlers and device interface products received a sequential boost from the recovery in capital expenditures seen in the third quarter. Orders for Advantest’s new high-productivity test handlers, which benefited from ramped-up memory production.
As a result of the above, orders input received was (Y) 4.4 billion (a 168.8% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 3.9 billion (a 69.5% increase in comparison to the corresponding period of the previous fiscal year) and operating loss was (Y) 0.7 billion.

Advantest Corporation (FY2009 Q3)

<Services, Support and Others Segment>

			(in billion yen)
	Three months ended December 31, 2008	Three months ended December 31, 2009	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	4.6	3.4	(29.3%)
Net sales	5.0	2.9	(42.9%)
Operating income	0.0	0.5	33.5 times

In the Services, Support and Others segment, orders and sales decreased compare to the third quarter of FY2008, however, they recorded a robust recovery in profitability for maintenance services, primarily due to higher equipment utilization rates at semiconductor manufacturing facilities.
As a result of the above, orders input received was (Y) 3.4 billion (a 29.3% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 2.9 billion (a 42.9% decrease in comparison to the corresponding period of the previous fiscal year) and operating income was (Y) 0.5 billion (33.5 times in comparison to the corresponding period of the previous fiscal year).

With respect to the qualitative information concerning the consolidated business results for the first quarter and the second quarter of the fiscal year ending March 31, 2010, please refer to “FY2009  First Quarter Consolidated Financial Results” (reported on July 29, 2009) and “FY2009  Second Quarter Consolidated Financial Results” (reported on October 28, 2009).

2.  Analysis of Financial Condition
Total assets at December 31, 2009 amounted to (Y) 185.1 billion, a decrease of (Y) 16.9 billion compared to March 31, 2009, primarily due to decrease in cash and cash equivalents. The amount of total liabilities was (Y) 37.6 billion, a decrease of (Y) 0.8 billion compared to March 31, 2009, primarily due to increase in trade accounts payable and decrease in other accounts payable. Stockholders’ equity was (Y) 147.5 billion. Equity to assets ratio was 79.7%, a decrease of 1.3 percentage point from March 31, 2009.

(Cash Flow Condition)
Cash and cash equivalents held at December 31, 2009 were (Y) 89.4 billion, a decrease of (Y) 13.3 billion from September 30, 2009. Significant cash flows during the third quarter of this fiscal year and their causes are described below.
Net cash used in operating activities was (Y) 6.3 billion (Net cash out flow (Y) 7.2 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to net loss of (Y) 5.7 billion.
Net cash used in investing activities was (Y) 7.8 billion (Net cash out flow (Y) 16.3 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to increase in short-term investments in the amount of (Y) 7.1 billion and purchases of property, plant and equipment in the amount of (Y) 0.9 billion.
Net cash used in financing activities was (Y) 0.8 billion (Net cash out flow (Y) 4.2 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to (Y) 0.8 billion dividends paid.

Advantest Corporation (FY2009 Q3)

3.  Prospects for the Upcoming Fiscal Year
With the prospect of the global economy having bottomed out, the semiconductor market is once again beginning to expand. In such an operating environment, semiconductor manufacturers plan capital expenditures, not only to increase production and productivity, but also to develop process shrink technology for production of next generation of devices.
In this operating environment, through Advantest’s corporate initiative “1000 Days,” launched in July 2009, Advantest will focus to further improve its delivery response time, and will continue to provide timely new solutions optimized for current market needs. Advantest will also strive to develop new businesses outside the semiconductor industry, and to improve its overall cost structure with the goal of achieving profitability in the earliest possible timeframe.
For the fiscal year ending March 31, 2010, Advantest forecasts sales of (Y) 52.0 billion, operating loss of (Y) 13.0 billion, loss before income taxes and equity in loss of affiliated company of (Y) 11.5 billion, and net loss of (Y) 13.5 billion.

4.  Others
(1) Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Excluded  1: Advantest DI Corporation
Advantest DI Corporation was merged with Advantest Manufacturing, Inc. which is Advantest’s subsidiary on April 1, 2009.

(2) Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements:
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the third quarter, its best estimate of the annual effective tax rate for the full fiscal year and use that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

(3)  Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements: None

Advantest Corporation (FY2009 Q3)
5. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	December 31, 2009	March 31, 2009

Current assets:
Cash and cash equivalents	¥89,417	105,455
Short-term investments	17,049	25,114
Trade receivables, net	13,625	10,415
Inventories	15,282	9,737
Other current assets	5,011	6,586

Total current assets	140,384	157,307

Investment securities	7,902	6,679
Property, plant and equipment, net	32,944	33,974
Intangible assets, net	1,402	1,470
Other assets	2,515	2,629

Total assets	¥185,147	202,059

Advantest Corporation (FY2009 Q3)

	Yen (Millions)
Liabilities and Stockholders’ Equity	December 31, 2009	March 31, 2009

Current liabilities:
Trade accounts payable	¥8,220	4,767
Other accounts payable	689	6,409
Accrued expenses	4,416	6,043
Accrued warranty expenses	2,717	2,811
Other current liabilities	4,151	1,507

Total current liabilities	20,193	21,537

Accrued pension and severance costs	14,779	13,996
Other liabilities	2,672	2,910

Total liabilities	37,644	38,443

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	40,416	40,320
Retained earnings	180,303	194,848
Accumulated other comprehensive income (loss)	(16,249)	(14,587)
Treasury stock	(89,330)	(89,328)

Total stockholders’ equity	147,503	163,616

Total liabilities and stockholders’ equity	¥185,147	202,059

Advantest Corporation (FY2009 Q3)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009

Net sales	¥67,117	31,656
Cost of sales	38,323	17,291

Gross profit	28,794	14,365

Research and development expenses	19,644	12,953
Selling, general and administrative expenses	24,695	14,379

Operating income (loss)	(15,545)	(12,967)

Other income (expense):
Interest and dividends income	1,801	476
Interest expense	(8)	(3)
Other, net	(4,225)	1,111

Total other income (expense)	(2,432)	1,584

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(17,977)	(11,383)

Income tax expense (benefit)	(7,374)	1,292
Equity in earnings (loss) of affiliated company	(98)	(82)

Net income (loss)	¥(10,701)	(12,757)

	Yen
	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009

Net income (loss) per share:
Basic	¥(59.87)	(71.38)
Diluted	(59.87)	(71.38)

Advantest Corporation (FY2009 Q3)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2008	December 31, 2009

Net sales	¥14,597	12,887
Cost of sales	12,686	8,615

Gross profit	1,911	4,272

Research and development expenses	6,072	4,240
Selling, general and administrative expenses	7,469	5,016

Operating income (loss)	(11,630)	(4,984)

Other income (expense):
Interest and dividends income	548	114
Interest expense	(2)	(1)
Other, net	(2,008)	(106)

Total other income (expense)	(1,462)	7

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(13,092)	(4,977)

Income tax expense (benefit)	(5,361)	678
Equity in earnings (loss) of affiliated company	(27)	(14)

Net income (loss)	¥(7,758)	(5,669)

	Yen
	Three months ended	Three months ended
	December 31, 2008	December 31, 2009

Net income (loss) per share:
Basic	¥(43.40)	(31.72)
Diluted	(43.40)	(31.72)

Advantest Corporation (FY2009 Q3)

(3) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009

Cash flows from operating activities:
Net income (loss)	¥(10,701)	(12,757)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	6,956	3,160
Deferred income taxes	(9,401)	(299)
Stock option compensation expense	172	96
Changes in assets and liabilities:
Trade receivables	16,648	(3,430)
Inventories	11,144	(5,659)
Trade accounts payable	(7,143)	3,585
Other accounts payable	1,061	(5,675)
Accrued expenses	(4,839)	(1,603)
Accrued warranty expenses	(1,180)	(99)
Accrued pension and severance costs	(254)	781
Other	5,239	2,283

Net cash provided by (used in) operating activities	7,702	(19,617)

Cash flows from investing activities:
(Increase) decrease in short-term investments	(18,417)	7,301
Proceeds from sale of non-marketable investment securities	34	—
Proceeds from sale of property, plant and equipment	390	150
Purchases of intangible assets	(568)	(112)
Purchases of property, plant and equipment	(4,523)	(2,067)
Other	(322)	68

Net cash provided by (used in) investing activities	(23,406)	5,340

Cash flows from financing activities:
Dividends paid	(8,669)	(1,748)
Other	(5)	(6)

Net cash used in financing activities	(8,674)	(1,754)

Net effect of exchange rate changes on cash and cash equivalents	(4,730)	(7)

Net change in cash and cash equivalents	(29,108)	(16,038)

Cash and cash equivalents at beginning of period	147,348	105,455

Cash and cash equivalents at end of period	¥118,240	89,417

Advantest Corporation (FY2009 Q3)

(4) Notes on Preconditions to Going Concerns: None

(5) Segment Information

1. Business Segment Information

	Yen (Millions)
	Three months ended December 31, 2008
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥7,404	2,189	5,004	－	14,597
Inter-segment sales	98	98	－	(196)	－
Sales	7,502	2,287	5,004	(196)	14,597
Operating income (loss) before stock option compensation expense	(9,665)	(1,476)	17	(420)	(11,544)
Adjustment:
Stock option compensation expense					86
Operating income (loss)					¥(11,630)

	Yen (Millions)
	Three months ended December 31, 2009
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥6,169	3,861	2,857	－	12,887
Inter-segment sales	965	17	－	(982)	－
Sales	7,134	3,878	2,857	(982)	12,887
Operating income (loss) before stock option compensation expense	(3,562)	(725)	543	(1,193)	(4,937)
Adjustment:
Stock option compensation expense					47
Operating income (loss)					¥(4,984)

	Yen (Millions)
	Nine months ended December 31, 2008
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥42,698	11,175	13,244	－	67,117
Inter-segment sales	448	2,175	－	(2,623)	－
Sales	43,146	13,350	13,244	(2,623)	67,117
Operating income (loss) before stock option compensation expense	(8,277)	(3,181)	1,005	(4,920)	(15,373)
Adjustment:
Stock option compensation expense					172
Operating income (loss)					¥(15,545)

Advantest Corporation (FY2009 Q3)

	Yen (Millions)
	Nine months ended December 31, 2009
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥16,565	7,339	7,752	－	31,656
Inter-segment sales	1,797	17	－	(1,814)	－
Sales	18,362	7,356	7,752	(1,814)	31,656
Operating income (loss) before stock option compensation expense	(8,582)	(2,044)	1,222	(3,467)	(12,871)
Adjustment:
Stock option compensation expense					96
Operating income (loss)					¥(12,967)

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

2. Consolidated Net Sales by Geographical Areas

	Yen (Millions)
	Three months ended December 31, 2008	Three months ended December 31, 2009

Japan	¥6,516	3,001
Americas	2,751	1,254
Europe	898	246
Asia	4,432	8,386

Total	¥14,597	12,887

	Yen (Millions)
	Nine months ended December 31, 2008	Nine months ended December 31, 2009

Japan	¥20,477	7,671
Americas	10,794	3,796
Europe	1,792	1,792
Asia	34,054	18,397

Total	¥67,117	31,656

(Notes)
1.	Net sales to unaffiliated customers are based on the customer’s location.
2.	Each of the segments includes primarily the following countries or regions:
(1) Americas	U.S.A., Republic of Costa Rica, etc.
(2) Europe	Israel, Germany, etc.
(3) Asia	South Korea, Taiwan, Malaysia, China, etc.

(6) Notes on Significant Changes to Stockholders’ Equity: None